UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2016

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

 Enclosure:  A press release dated January 27, 2016 announcing STMicroelectronics’ 2015 Fourth Quarter and Full Year Financial Results.

PR No. C2792C

STMicroelectronics
Reports 2015 Fourth Quarter and Full Year Financial Results

•	Fourth quarter net revenues of $1.67 billion and gross margin of 33.5%
•	2015 net revenues of $6.90 billion and net income of $104 million
•	Free cash flow* of $148 million in fourth quarter; $327 million in 2015
•	ST to discontinue the development of new platforms and standard products for set-top-box and home gateway

Geneva, January 27, 2016 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the fourth quarter and full year ended December 31, 2015.

Fourth quarter net revenues totaled $1.67 billion, gross margin was 33.5%, and net income was $2 million. For the full year 2015, net revenues totaled $6.90 billion, gross margin was 33.8%, and net income was $104 million.

“Fourth quarter sales and gross margin were well aligned with our guidance within a weak market, enabling ST to deliver a solid cash flow performance in the quarter and for the year in total,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“During 2015, we have increasingly focused our R&D and Sales & Marketing efforts on two areas: Smart Driving, enabled by digitalization and electrification, and the Internet of Things, including portable and wearable systems as well as smart home, city, and industry applications. Our products, technologies and system applications competencies are optimized for these areas, which we address with our products for Automotive and Industrial, our microcontrollers and digital ASICs, our analog and power portfolio as well as MEMS and specialized image sensors. The growth recorded in 2015 by our microcontrollers, and the solid performance of our automotive business despite weaker macroeconomic conditions, have been mainly driven by our sharpened, market-driven investment focus.

“Today we are announcing that we will discontinue the development of new platforms and standard products for set-top box and home gateway. This difficult decision is consistent with our strategy to only participate in sustainable businesses and is due to the significant losses posted by our set-top box business over the past years in an increasingly challenging market.”

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(*)Free cash flow is a non-U.S. GAAP measure. Please refer to Attachment A for additional information explaining why the Company believes this measure is important and for reconciliation to U.S. GAAP.

Summary Financial Highlights

U.S. GAAP (Million US$)	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014
Net Revenues	1,668	1,764	1,829	6,897	7,404
Gross Margin	33.5%	34.8%	33.8%	33.8%	33.7%
Operating Income, as reported	25	91	38	109	168
Net Income attributable to parent company	2	90	43	104	128

Non-U.S. GAAP* Before impairment and restructuring charges (Million US$)	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014
Operating Income	29	102	58	174	258
Operating Margin	1.7%	5.8%	3.2%	2.5%	3.5%

Review of ST’s Set-Top box Business

ST’s digital business is at the core of the company’s strategy. It represents a significant share of ST’s revenues and focuses on growing applications, with a portfolio that includes general purpose and secure microcontrollers, digital automotive products, ASICs and specialized imaging sensors.

After an extensive review of external and internal options for the future of the Company’s set-top box business, ST will discontinue the development of new platforms and standard products for set-top-box and home gateway. The slower than expected market adoption of leading-edge products and increasing competition on low-end boxes, combined with the required high level of R&D investment, has led this business to generate significant losses in the course of the last years.

As a result of this, the Company announced a global workforce review, including:
•	the redeployment of about 600 employees, currently associated with the set-top-box business, to support principally ST’s growth ambitions in digital automotive and microcontrollers;
•
a global workforce re-alignment that may affect approximately 1,400 employees worldwide, of which about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the US. Deployment of the plan by country or site will be subject to applicable legislation and will depend on local negotiations. In 2016, the workforce re-alignment is anticipated to affect about 1,000 employees, out of which about 150 in France.

Annualized savings are estimated at $170 million upon completion and restructuring costs at about $170 million.

Fourth Quarter Review

Net revenues in the fourth quarter decreased 5.5% sequentially to $1.67 billion. By region of shipment, EMEA, Greater China & South Asia, Japan & Korea, and the Americas decreased by 2.8%, 5.2%, 7.6%, and 8.6%, respectively, on a sequential basis.

On a year-over-year basis, net revenues decreased 8.8% or 5.5% excluding negative currency effects and mobile legacy products.

Fourth quarter gross profit was $559 million and gross margin was 33.5%. On a sequential basis, gross margin decreased 130 basis points, reflecting the impact of unused capacity charges of about 180 basis points and price pressure partially offset by favorable currency effects, net of hedging, manufacturing efficiencies and favorable product mix. On a year-over-year basis, gross margin decreased by 30 basis points, mainly due to price pressure and lower sales of licenses largely offset by favorable currency effects, net of hedging, manufacturing efficiencies and favorable product mix.
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(*)Operating income before impairment and restructuring charges and operating margin before impairment and restructuring charges are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.
.

Combined R&D and SG&A in the fourth quarter increased to $583 million from $549 million in the third quarter, principally due to seasonality and a longer calendar partially offset by favorable currency effects, net of hedging. On a year-over-year basis, combined R&D and SG&A expenses decreased by $28 million mainly due to favorable currency effects, net of hedging, and savings from the EPS restructuring plan.

Other income and expenses, net in the fourth quarter, increased to $53 million from $38 million in the prior quarter, with the $15 million increase mainly reflecting a higher level of R&D funding and the gain realized from the sale of a non-strategic asset. Other income and expenses, net was $50 million in the year-ago quarter.

Impairment, restructuring and other related closure costs for the fourth quarter were $4 million, compared to $11 million and $20 million in the prior and year-ago quarter.

Operating margin before impairment and restructuring charges* decreased to 1.7% in the fourth quarter from 5.8% and 3.2% in the prior and year-ago quarter, respectively, mainly due to lower revenues.

Fourth quarter net income was $2 million, compared to a net income of $90 million and $43 million, or $0.10 and of $0.05 per share, in the prior and year-ago quarter, respectively.

For the fourth quarter of 2015, the effective average exchange rate for the Company was approximately $1.11 to €1.00, compared to $1.16 to €1.00 for the third quarter of 2015 and $1.29 to €1.00 for the fourth quarter of 2014.

Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014
Analog & MEMS (AMS)	207	233	266	968	1,102
Automotive (APG)	408	447	436	1,727	1,807
Industrial & Power Discrete (IPD)	392	437	462	1,706	1,865
Sense & Power and Automotive Products (SP&A)	1,007	1,117	1,164	4,401	4,774
Digital Product Group (DPG) (a)	212	230	259	857	1,086
Microcontroller, Memory & Secure MCU (MMS)	442	412	388	1,616	1,507
Other EPS	-	-	13	-	15
Embedded Processing Solutions (EPS)	654	642	660	2,473	2,608
Others	7	5	5	23	22
Total	1,668	1,764	1,829	6,897	7,404
(a) Effective January 1, 2015, the Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups were combined under one single organization, called Digital Product Group (DPG). Prior periods have been restated accordingly.

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(*)Operating margin before impairment and restructuring charges is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014
Total OEM	67%	67%	68%	68%	69%
Distribution	33%	33%	32%	32%	31%

Quarterly Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q4 2015 Net Revenues	Q4 2015 Operating Income (Loss)	Q3 2015 Net Revenues	Q3 2015 Operating Income (Loss)	Q4 2014 Net Revenues	Q4 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,007	36	1,117	102	1,164	98
Embedded Processing Solutions (EPS)	654	(4)	642	-	660	(34)
Others (a)	7	(7)	5	(11)	5	(26)
TOTAL	1,668	25	1,764	91	1,829	38
(a) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $4 million, $11 million, and $20 million of impairment, restructuring charges, and other related closure costs in the fourth and third quarters of 2015 and fourth quarter of 2014, respectively.

SP&A segment fourth quarter net revenues decreased 9.9% sequentially mainly due to weak market conditions and the inventory correction in the channel. On a year-over-year basis, SP&A revenues decreased 13.5% mainly due to lower revenues in all product groups, weak market conditions and the slower than expected ramp of microphones.

SP&A operating margin was 3.6% in the 2015 fourth quarter compared to 9.2% in the prior quarter mainly reflecting lower revenues and $16 million of unused capacity charges. SP&A operating margin was 8.4% in the year-ago quarter.

EPS segment fourth quarter net revenues increased 2.0% on a sequential basis mainly driven by general purpose microcontrollers in MMS offset in part by lower DPG sales. On a year-over-year basis, EPS net revenues decreased 0.9% with strong growth in MMS offset by lower DPG sales.

EPS segment posted an operating loss of $4 million in the fourth quarter compared to break-even in the prior quarter mainly reflecting lower revenues and $14 million of unused capacity charges. EPS operating margin was negative 5.1% in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

Free cash flow* was $148 million in the fourth quarter, compared to $85 million and $208 million in the prior and year-ago quarter, respectively. Free cash flow was $327 million in 2015, compared to $197 million in 2014.

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(*)Free cash flow is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Net cash from operating activities was $245 million in the fourth quarter compared to $225 million and $311 million in the prior and year-ago quarter, respectively. For the full year, net cash from operating activities was $842 million in 2015, compared to $715 million in 2014.

Capital expenditure payments, net of proceeds from sales, were $89 million in the fourth quarter, compared to $128 million and $108 million in the prior and year-ago quarter, respectively. Capital expenditure payments, net of proceeds from sales, were $467 million for 2015, compared to $496 million for 2014. The ratio of capital investment spending to net revenues was 6.8% for 2015 compared to 6.7% for 2014.

Inventory was $1.25 billion at quarter end. Inventory in the fourth quarter of 2015 was at 3.5 turns or 103 days, compared to 3.7 turns or 97 days in the prior quarter.

ST paid cash dividends to shareholders of $92 million in the fourth quarter and $350 million for the full year 2015.

The Company’s net financial position* improved to $494 million at December 31, 2015 compared to $459 million at September 26, 2015. ST’s financial resources equaled $2.11 billion and total debt was $1.61 billion at December 31, 2015.

Total equity, including non-controlling interest, was $4.69 billion at quarter end.

Full Year 2015 Results

Net revenues of $6.90 billion for the full year 2015, represented a decrease of 6.8% in total or negative 3.3% excluding unfavorable currency effects and mobile legacy products. MMS revenues increased 7.2%, with all other product lines decreasing.

Gross margin improved 10 basis points to 33.8% of net revenues for the full year 2015, compared to 33.7% of net revenues in 2014, with the margin improvement reflecting manufacturing efficiencies, favorable currency effects, net of hedging, and favorable product mix largely offset by price pressure.

Operating income, as reported, decreased to $109 million in 2015 from $168 million in 2014 principally due to lower revenues. Operating income before impairment and restructuring and excluding $97 million related to R&D funding catch-up recorded in 2014, improved by $13 million compared to the prior year. Combined R&D and SG&A expenses totaled $2.32 billion and were lower by 5.1% compared to 2014.

Sense & Power and Automotive revenues for 2015 totaled $4.40 billion, a decrease of 7.8% compared to 2014 due to lower revenues in all product lines. SP&A operating margin decreased to 6.5% in 2015 from 8.8%, excluding the catch-up of grants in 2014, mainly reflecting lower revenue, price pressure and higher unused capacity charges partially offset by favorable currency effects, net of hedging.

Embedded Processing Solutions revenues were $2.47 billion and reflected mixed results. MMS revenues increased 7.2% to $1.62 billion, while DPG net revenues decreased 21.1% including ST-Ericsson legacy products, commodity camera modules and set-top boxes. EPS operating margin in 2015 was negative 4.5%, improving from a negative 8.6%, excluding the catch-up of grants in 2014, mainly reflecting improved product mix, favorable currency effects, net of hedging, and lower net operating expenses.

Net income, as reported, was $104 million in the full year 2015, or $0.12 per share, compared to $128 million, or $0.14 per share in the full year 2014.

The effective average exchange rate for the Company was approximately $1.17 to €1.00 for the full year 2015, compared to $1.34 to €1.00 for the full year 2014.
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(*)Net financial position is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Full Year Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	FY 2015 Net Revenues	FY 2015 Operating Income (Loss)	FY 2014 Net Revenues	FY 2014 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	4,401	286	4,774	435
Embedded Processing Solutions (EPS)	2,473	(110)	2,608	(144)
Others (a)	23	(67)	22	(123)
TOTAL	6,897	109	7,404	168
(a) Net revenues of “Others” include revenues from sales of Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $65 million and $90 million of impairment, restructuring charges, and other related closure costs in 2015 and 2014, respectively.

First Quarter 2016 Business Outlook

Mr. Bozotti commented, “We expect in the first quarter, revenues to decrease sequentially by about 3% at the mid-point, and the gross margin to be about 33.0% at the mid-point. The mid-point of the gross margin outlook continues to be impacted by unused capacity charges as our manufacturing capacity in digital technology is not yet fully utilized.

“Over the next years, the main growth contributors to the semiconductor market will be Automotive, Industrial and Internet of Things applications. We are deeply focused on winning in these markets and on capturing the opportunities they represent to fuel growth for
ST, starting from 2016.”

The Company expects first quarter 2016 revenues to decrease about 3% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the first quarter is expected to be about 33.0% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.10 = €1.00 for the 2016 first quarter and includes the impact of existing hedging contracts. The first quarter will close on April 2, 2016.

Recent Corporate Developments

•	Effective Q1, 2016, ST has changed its organization, to align with the company’s strategic focus on Smart Driving and on Internet of Things applications.

Three product Groups have been established, reporting to the President & CEO: Automotive and Discrete Group (ADG), led by Marco Monti; Microcontrollers and Digital IC’s Group (MDG), led by Claude Dardanne, and Analog and MEMS Group (AMG), led by Benedetto Vigna. Carmelo Papa has decided to retire from the Company.

“After decades of achievements and strong dedication to ST, Carmelo has decided to retire from the Company. We will all miss his business acumen, results-driven attitude and energy. I warmly thank him for his outstanding contributions and I wish him, also on behalf of all ST employees, all the best for his next steps in life.” said Carlo Bozotti.

The Technology and Manufacturing organization is now under the leadership of Jean-Marc Chery, Chief Operating Officer of ST.

As a result of this, beginning in fiscal year 2016, the Company will report revenue and operating income based on the following reporting segments:

•	Automotive and Discrete Group (ADG)
•	Microcontrollers and Digital IC’s Group (MDG)
•	Analog and MEMS Group (AMG)
•	Others

•
On December 14, ST and Semtech Corporation announced an agreement on Semtech’s LoRa® long-range wireless RF technology. ST intends to use the technology to target Internet of Things (IoT) deployments by mobile network operators (MNOs) and large-scale private networks.

Q4 2015 – Product and Technology Highlights

Embedded Processing Solutions (EPS)

Microcontroller, Memory and Secure MCU (MMS)
•	Achieved milestone shipments of 1 billionth STM32 and 500 millionth ST33 Secure MCU;
•	Ramped production of the STM32L4 for several major fitness-band OEMs;
•	Designed-in STM32L0 at a major gas and water meter OEM;
•	Launched collaboration with Semtech to scale LoRa® technology to meet high-volume demands of Internet of Things applications;
•	Introduced 32-bit secure MCU with industry’s largest embedded Flash and fastest embedded cryptographic accelerators to enable new payment, Internet of Things, wearable, M2M, and V2X applications;
•	Qualified 32-bit secure-MCU machine-to-machine platform with 1.2Mbytes of Flash that is well suited for Industrial and Automotive applications;
•	Released development kits for proven secure-MCUs that unlock new roles for wearables by enabling the integration of secure MCUs in those applications;
•	Began production ramp of EEPROMs in Wafer-Level Chip-Scale Package for leading smart phones.

Digital Products (DPG)
•	Achieved good traction for the newly introduced BiCMOS55 technology, earning multiple design wins in the quarter;
•	Confirmed leadership in the emerging Time-of-Flight market by shipping 50 million units of innovative FlightSense® proximity, gesture, and ambient-light sensing module.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Identified by IHS as Fastest Growing Automotive-Sensors Supplier;
•	Restarted shipments of high-end analog microphones to top-tier smartphone supplier;
•	Passed the 100-million-unit threshold of shipments of six-axis inertial sensors in 2015;

•	Landed design win for high-performance six-axis inertial module from a major Chinese mobile phone maker;
•	Began sampling and captured a design-in for new generation of ultra-low-power high-performance six-axis inertial module;
•	Captured a significant design win for optical-image-stabilization gyroscope for the latest Samsung smartphones;
•	Ramped shipments of MEMS micro-mirror to a top global computer manufacturer;
•	Awarded first-ever large-touchscreen controllers for tablet projects by a top maker;
•	Launched production ramp of BLUENRG for top-tier wearable manufacturer;
•	Started mass-market promotion of Bluetooth MESH stack;
•	Captured design win for high-precision op amp in a wearable wrist band for the Chinese market.

Automotive (APG)
•	Earned awards for 40nm 32-bit MCUs platform for an automotive gateway application at a major global tier 1 for multiple car makers;
•	Landed first design award for most advanced Accordo5 Infotainment processor at a global tier1, for cost-effective deployment of mobile-phone functions in dashboard head units;
•	Won an award for a monolithic multi-channel 77GHz transceiver for an ADAS radar from a worldwide industry leader;
•	Captured a win for a 4th-generation digital-output tuner from a key global supplier;
•	Increased penetration of Japan market and consolidated position with a top Asian brand with multiple key body-application awards from leading players;
•	Finalized, with Autotalks, second-generation mass-market V2X chipset to meet upcoming US mandate on connected road safety.

Industrial and Power Discrete (IPD)
•	Awarded sockets for smartDRIVE™ IGBT and MOSFET drivers in a refrigerator platform for a major Asian manufacturer;
•	Captured design wins for low dropout (LDO) regulators from leading Indian metering customers;
•	Earned a win for energy-saving high-voltage power converters (VIPerPlus) for white-goods platforms from a major China market leader;
•	Maintained rapid expansion of integrated EMI-filter and ESD-protection solutions, as well as high-speed data-port protection for Chinese smartphone & Asian flat-panel-TV leaders;
•	Recorded important design wins for new antenna-tuning solution with US & China smartphone leaders;
•	Collected multiple design wins that demonstrated continued market-share gains in Automotive power rectifiers and protection devices at key market WW players;
•	Secured sockets for STripFET F7 low-voltage MOSFETs in automotive seat-modules applications from a global market leader;
•	Gained design-wins for 650V trench-gate field-stop transistor for a compressor drive with a European manufacturer;
•	Earned a win for high-voltage MOSFETs for a notebook adapter application from a major US market leader.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, labor actions, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the SEC on March 3, 2015. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On January 27, 2016, the management of STMicroelectronics will conduct a live webcast of its conference call to discuss the Company’s operating performance for the fourth quarter and full year of 2015.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The live webcast and presentation materials will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until February 12, 2016.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2015, the Company’s net revenues were $6.90 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

(tables attached)

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	December 31,	December 31,
	2015	2014

Net sales	1,664	1,806
Other revenues	4	23
NET REVENUES	1,668	1,829
Cost of sales	(1,109)	(1,210)
GROSS PROFIT	559	619
Selling, general and administrative	(231)	(235)
Research and development	(352)	(376)
Other income and expenses, net	53	50
Impairment, restructuring charges and other related closure costs	(4)	(20)
Total Operating Expenses	(534)	(581)
OPERATING INCOME	25	38
Interest expense, net	(6)	(6)
Income (loss) on equity-method investments	1	17
Loss on financial instruments, net	-	(3)
INCOME BEFORE INCOME TAXES	20	46
AND NONCONTROLLING INTEREST
Income tax expense	(17)	(3)
NET INCOME	3	43
Net loss (income) attributable to noncontrolling interest	(1)	-
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	2	43

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.00	0.05
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.00	0.05

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	882.1	878.8

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,
	2015	2014

Net sales	6,866	7,335
Other revenues	31	69
NET REVENUES	6,897	7,404
Cost of sales	(4,565)	(4,906)
GROSS PROFIT	2,332	2,498
Selling, general and administrative	(897)	(927)
Research and development	(1,425)	(1,520)
Other income and expenses, net	164	207
Impairment, restructuring charges and other related closure costs	(65)	(90)
Total Operating Expenses	(2,223)	(2,330)
OPERATING INCOME	109	168
Interest expense, net	(22)	(18)
Income (loss) on equity-method investments	2	(43)
Loss on financial instruments, net	-	(1)
INCOME BEFORE INCOME TAXES	89	106
AND NONCONTROLLING INTEREST
Income tax benefit	21	23
NET INCOME	110	129
Net loss (income) attributable to noncontrolling interest	(6)	(1)
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	104	128

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.12	0.14
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.12	0.14

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	880.6	889.8

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	December 31,	September 26,	December 31,
In millions of U.S. dollars	2015	2015	2014
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,771	1,869	2,017
Marketable securities	335	338	334
Trade accounts receivable, net	820	989	911
Inventories	1,251	1,253	1,269
Deferred tax assets	91	92	97
Assets held for sale	1	14	33
Other current assets	407	518	390
Total current assets	4,676	5,073	5,051
Goodwill	76	77	82
Other intangible assets, net	166	162	193
Property, plant and equipment, net	2,321	2,432	2,647
Non-current deferred tax assets	436	441	386
Long-term investments	57	56	69
Other non-current assets	459	445	576
	3,515	3,613	3,953
Total assets	8,191	8,686	9,004

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	191	191	202
Trade accounts payable	525	701	597
Other payables and accrued liabilities	699	739	841
Dividends payable to stockholders	97	190	87
Deferred tax liabilities	2	1	-
Accrued income tax	42	52	39
Total current liabilities	1,556	1,874	1,766
Long-term debt	1,421	1,557	1,599
Post-employment benefit obligations	351	373	392
Long-term deferred tax liabilities	12	10	10
Other long-term liabilities	158	139	182
	1,942	2,079	2,183
Total liabilities	3,498	3,953	3,949
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,967,920 shares issued, 878,537,339 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,779	2,768	2,741
Retained earnings	525	523	817
Accumulated other comprehensive income	460	508	613
Treasury stock	(289)	(289)	(334)
Total parent company stockholders’ equity	4,632	4,667	4,994
Noncontrolling interest	61	66	61
Total equity	4,693	4,733	5,055
Total liabilities and equity	8,191	8,686	9,004

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q4 2015	Q3 2015	Q4 2014

Net Cash from operating activities	245	225	311
Net Cash used in investing activities	(98)	(120)	(103)
Net Cash used in financing activities	(239)	(121)	(317)
Net Cash decrease	(98)	(18)	(113)

Selected Cash Flow Data (in US$ millions)	Q4 2015	Q3 2015	Q4 2014

Depreciation & amortization	194	186	199
Net payment for Capital expenditures	(89)	(128)	(108)
Dividends paid to stockholders	(92)	(83)	(90)
Change in inventories, net	(11)	(14)	(30)

 (Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q4 2015 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	559	25	2	0.00
Impairment & Restructuring		4	4
Estimated Income Tax Effect			(4)
Non-U.S GAAP	559	29	2	0.00

Q3 2015 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	613	91	90	0.10
Impairment & Restructuring		11	11
Estimated Income Tax Effect			-
Non-U.S GAAP	613	102	101	0.12

Q4 2014 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	619	38	43	0.05
Impairment & Restructuring		20	20
Estimated Income Tax Effect			(2)
Non-U.S GAAP	619	58	61	0.07

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	December 31, 2015	September 26, 2015	December 31, 2014
Cash and cash equivalents	1,771	1,869	2,017
Marketable securities	335	338	334
Total financial resources	2,106	2,207	2,351
Short-term debt	(191)	(191)	(202)
Long-term debt	(1,421)	(1,557)	(1,599)
Total financial debt	(1,612)	(1,748)	(1,801)
Net financial position	494	459	550

Free cash flow (in US$ millions)	Q4 2015	Q3 2015	Q4 2014
Net cash from operating activities	245	225	311
Net cash used in investing activities	(98)	(120)	(103)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	1	(20)	-
Free cash flow	148	85	208

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	January 27, 2016	By:	/s/

		Name:	Carlo Ferro
		Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services